Mail Stop 4561

July 23, 2008

James J. Leto
Chief Executive Officer
GTSI Corp.
3901 Stonecroft Boulevard
Chantilly, VA 20151

> **Re:** **GTSI Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 000-19394**

Dear Mr. Leto:

We have reviewed your response letter dated July 7, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 20, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8. Financial Statements & Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 45

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 45

E. Revenue Recognition, page 46

1. We note from your response to prior comment 1 that you generated a significant amount of revenue from software sales in each of the periods presented. As such, confirm your intentions for adding additional disclosure that addresses software sales and SOP 97-2.

R. Reclassifications and Adjustments, page 50

2.   We note in your response to prior comment 2 that you prepare a SAB 99 memo each reporting period to assess errors identified in the reporting period. We further note that in assessing the materiality, you assess the impact on reported net income/(loss) by including all other errors impacting the period. Note that the Staff believes registrants must evaluate each error individually, irrespective of its effect when combined with other errors and that evaluation should consider the effect of the individual error on each financial statement line item, including subtotals and totals. Provide us with a summation of each SAB 99 memo that was compiled at the end of each quarterly and annual reporting period during fiscal years 2005, 2006 and 2007 that evaluated each individual error identified and/or adjusted for at those points in time on a stand-alone basis. The Staff would expect this summation to include the quantitative analysis and qualitative analysis, to the extent necessary, performed as of the end of each quarterly or annual reporting period, including the impact on the respective balance sheet, statement of operations, and statement of cash flows line items and subtotals. We may have further comments.

3.   Tell us what consideration management gave to the breadth, magnitude, and continual discovery of errors in fiscal 2007 when concluding that your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2007. In this regard, we also note from your response to comment 3 in your letter dated May 16, 2008 that the background and nature of the errors were a result of limitation in the controls in the accounting software.

Note 10. Related Party Transactions, page 57

4.   We note your response to prior comment 3. Please note that the pretax income test for evaluating the significance of an individual investee or unconsolidated subsidiary under Rule 3-09 of Regulation S-X evaluates a "registrant's proportionate share (equity) in the income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principles of the affiliate relative to the total pretax income of the registrant." In this regard, it appears that the calculation provided in your response is utilizing your proportional share of Eyak's income adjusted for your statutory tax rate. Tell us how your calculation complies with the guidance in Rule 1-02(w) of Regulation S-X.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant